Exhibit 23.2

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in the Registration Statement (Form S-8) pertaining to the Surgery Partners, Inc. 2015 Omnibus Incentive Plan of our report dated April 21, 2015 (except for 2014 earnings per share data included in the consolidated statements of operations and the related disclosure within Note 2, as to which the date is August 3, 2015 and except for Note 17, as to which the date is August 17, 2015) on the consolidated financial statements of Surgery Center Holdings, Inc., included in the Registration Statement (Form S-1 No. 333-206439) and related Prospectus of Surgery Partners, Inc. for the registration of common stock, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

Nashville, Tennessee

October 5, 2015